UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 14, 2024
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on May 14, 2024, entitled "Equinor ASA: Minutes from the Annual General Meeting 2024".

Equinor ASA: Minutes from the Annual General Meeting 2024.

On 14 May 2024, the annual general meeting in Equinor ASA (OSE: EQNR, NYSE: EQNR) approved the annual report and accounts for Equinor ASA and the Equinor group for 2023, as proposed by the board of directors.

Further, the annual general meeting approved an ordinary dividend of US dollar (USD) 0.35 per share and an extraordinary dividend of USD 0.35 to be distributed for the fourth quarter of 2023.

The fourth quarter 2023 dividend accrues to the shareholders as registered in Equinor's shareholder register with the Norwegian Central Securities Depository (VPS) as of expiry of 16 May 2024. Subject to ordinary settlement in VPS, this implies that the right to dividend accrues to shareholders as of 14 May 2024. The shares will be traded ex-dividend on the Oslo Stock Exchange (Oslo Børs) from and including 15 May 2024. Same dates will also apply for the dividend under the US ADR (American Depository Receipts) program. Shareholders whose shares trade on Oslo Børs will receive their dividend in Norwegian kroner (NOK). The NOK dividend will be communicated on 24 May 2024. The payment date for the dividend in NOK and in USD under the ADR program is 28 May 2024.

The general meeting authorised the board of directors to resolve dividend payments based on the company's approved annual accounts for 2023. The authorisation is valid until the next annual general meeting, but no later than 30 June 2025.

Eight proposals from shareholders were up for voting. The shareholders' supporting statements and the board of directors' responses are available at www.equinor.com/agm. None of the shareholder proposals were adopted. Details are included in the attached minutes.

The general meeting endorsed the board's report on Corporate Governance and the board of directors' 2023 Remuneration report.

Remuneration to the company's external auditor for 2023 was approved.

The general meeting adopted the nomination committee’s recommendation on election of members to the corporate assembly and the nomination committee, effective as from 15 May 2024 and until the annual general meeting in 2026. See attached minutes for details on elected members.

In accordance with the proposal from the nomination committee, the general meeting adopted the remuneration to the corporate assembly and to the nomination committee, effective from 15 May 2024.

The general meeting authorised the board of directors on behalf of the company to acquire Equinor shares in the market to continue the company's share-based incentive plans for employees. The authorisation is valid until 30 June 2025. The previous authorisation, granted by the annual general meeting 10 May 2023, shall remain valid until the new authorisation is registered in the company register.

As part of the company's share buyback programme, the general meeting approved a reduction in capital through the cancellation of own shares and the redemption of shares belonging to the Norwegian State.

To enable Equinor’s board of directors to utilise the share buyback mechanism permitted by the Norwegian Public Limited Liability Companies Act with respect to the distribution of capital to the company’s shareholders, the general meeting authorised the board of directors on behalf of the company to acquire Equinor shares in the market. It is a precondition that the repurchased shares are subsequently cancelled through a resolution by a new general meeting to reduce the company's share capital. The authorisation is valid until the next annual general meeting, but no later than 30 June 2025.

Minutes of the AGM is enclosed.

Contact persons:

Investor relations: Bård Glad Pedersen, senior vice president, +47 918 01 791

Media relations: Sissel Rinde, vice president, +47 412 60 584

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

MINUTES OF THE ANNUAL GENERAL MEETING OF EQUINOR ASA 14 MAY 2024

The annual general meeting of Equinor ASA was held on 14 May 2024 in Equinor Business Center, Forusbeen 50, 4035 Stavanger and via Lumi AGM for digital attendance.

The chair of the board, the chair of the corporate assembly, the president and CEO, general counsel and the company’s auditor attended. Company secretary Alexander Terjesen recorded the minutes of the meeting.

The agenda was as follows:

1.	Opening of the annual general meeting by the chair of the corporate assembly Jarle Roth, chair of the corporate assembly, opened the meeting.
2.

Registration of represented shareholders and proxies
Overview of shareholders represented at the annual general meeting, either by personal or digital attendance, by advance voting or by proxy, is attached in Appendix 1 to these minutes.

3.	Election of the chair of the meeting The general meeting adopted the following resolution: “Jarle Roth, chair of the corporate assembly, is elected chair of the meeting.”
4.	Approval of the notice and the agenda The general meeting adopted the following resolution: “The notice and proposed agenda are approved.”
5.

Election of two persons to co-sign the minutes together with the chair of the meeting
The general meeting adopted the following resolution:

“Georg Fredrik Rabl and Fride Seljevold Methi are elected to co-sign the minutes together with the chair of the meeting.”

6.

Approval of the annual report and accounts for Equinor ASA and the Equinor group for 2023, including the board of directors’ proposal for distribution of fourth quarter 2023 dividend
The chair of the meeting informed the general meeting that the annual report and accounts and the auditor’s report have been made available on the company’s website.

In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The annual accounts and the annual report for 2023 for Equinor ASA and the Equinor group are approved. A fourth quarter 2023 ordinary dividend of USD 0.35 per share and an extraordinary dividend of USD 0.35 per share are approved to be distributed.”

7.

Authorisation to the board of directors to distribute dividend based on approved annual accounts for 2023
In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The general meeting of Equinor ASA hereby authorises the board of directors to resolve the payments of dividend based on the company’s approved annual accounts for 2023, cf. the Norwegian Public Limited Liability Companies Act Section 8-2, second paragraph.

The board of directors shall, when using the authorisation, make its decision in accordance with the company’s approved dividend policy. The board of directors shall before each decision to approve the payment of dividends consider if the company, after the payment of dividends, will have sufficient equity and liquidity, cf. Section 8-1 fourth paragraph cf. Section 3-4 of the Norwegian Public Limited Liability Companies Act.

The authorisation is valid until the next annual general meeting, but no later than 30 June 2025.”

8.

Proposal from shareholder that Equinor shall eliminate management bonuses, pensions and severance pay for former executives, use clothing containing hemp, ban the use of fiberglass rotor blades in new wind farms, commit to buying into existing hydropower projects, conduct research on other energy sources, stop the electrification of the Norwegian continental shelf, and consider installing rotatable Tesla turbines
Shareholder Roald Skjoldheim had proposed that the company should eliminate management bonuses, pensions and severance pay for former executives, use clothing containing hemp, ban the use of fiberglass rotor blades in new wind farms, commit to buying into existing hydropower projects, conduct research on other energy sources, stop the electrification of the Norwegian continental shelf, and consider installing rotatable Tesla turbines.

The shareholder’s proposal was not adopted.

9.

Proposal from shareholder that Equinor gradually divest from all international operations
Shareholder Ivar Sætre had proposed that the company should gradually divest from all international operations.

The shareholder’s proposal was not adopted.

10.

Proposal from shareholders that the board of directors in Equinor resign and make room for a new board of directors with better sustainability expertise and higher ambitions
Shareholders Gro Nylander and Guttorm Grundt had proposed that the board of directors in the company should resign and make room for a new board of directors with better sustainability expertise and higher ambitions.

The shareholders’ proposal was not adopted.

11.

Proposal from shareholder that Equinor’s management acquaints themselves with the suffering and death caused by global warming, and let this influence their future strategy, and strengthen and implement its Energy Transition Plan
Shareholder Gro Nylander had proposed that Equinor’s management should acquaint themselves with the suffering and death caused by global warming, and let this influence their future strategy, and strengthen and implement its Energy Transition Plan.

The shareholder’s proposal was not adopted.

12.

Proposal from shareholder Equinor must make arrangements to become a leading renewable energy producer, halt plans for electrification of Melkøya, ask the government to stop announcing new exploration acreage, exit all unprofitable and highly polluting overseas projects, and present a phase-down plan for its oil and gas production
Shareholder Bente Marie Bakke had proposed that the company should make arrangements to become a leading renewable energy producer, halt plans for electrification of Melkøya, ask the government to stop announcing new exploration acreage, exit all unprofitable and highly polluting overseas projects, and present a phase-down plan for its oil and gas production.

The shareholder’s proposal was not adopted.

13.

Proposal from shareholder that Equinor shall work towards dismantling the Corporate Assembly, strengthen the Board, change the Articles of Association regarding the nomination committee, and that the renewable energy business become an autonomous entity
Shareholder Even Bakke had proposed that the company should work towards dismantling the Corporate Assembly, strengthen the Board, change the Articles of Association regarding the nomination committee, and that the renewable energy business become an autonomous entity.

The shareholder’s proposal was not adopted.

14.

Proposal from shareholders that Equinor shall nominate candidates for future board appointments with good competency on the energy transition and sustainability
Shareholders Greenpeace and WWF had proposed that the company should nominate candidates for future board appointments with good competency on the energy transition and sustainability.

The shareholders’ proposal was not adopted.

15.

Proposal from shareholders that Equinor update its strategy and capital expenditure plan according to the commitment to the goals of the Paris Agreement
Shareholders Sarasin & Partners LLP, Kapitalforeningen Sampension Invest, West Yorkshire Pension Fund and Achmea Investment Management had proposed that the company should update its strategy and capital expenditure plan according to the commitment to the goals of the Paris Agreement.

The shareholders’ proposal was not adopted.

16.

The board of directors’ report on Corporate Governance
Jon Erik Reinhardsen, chair of the board of directors, presented the board’s report on Corporate Governance.

In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The general meeting endorses the board of directors’ report on Corporate Governance.”

17.

The board of directors’ report for salary and other remuneration for leading personnel
Jon Erik Reinhardsen, chair of the board of directors, presented the board’s report for salary and other remuneration for leading personnel.

In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The general meeting endorses the board of directors’ 2023 Remuneration report.”

18.

Approval of remuneration for the company’s external auditor for 2023
The general meeting adopted the following resolution:

“Remuneration to the auditor for 2023 of NOK 62,006,127 for Equinor ASA is approved.”

19.

Election of members to the corporate assembly
In accordance with the proposal from the nomination committee, the general meeting adopted the following resolution:

“The following persons are elected as members of Equinor ASA’s corporate assembly effective as from 15 May 2024 and until the annual general meeting in 2026:

1. Nils Morten Huseby (nominated as chair for the corporate assembly’s election) (new election, existing deputy member)
2. Nils Bastiansen (nominated as deputy chair for the corporate assembly’s election) (re-election)
3. Finn Kinserdal (re-election)
4. Kari Skeidsvoll Moe (re-election)
5. Kjerstin Fyllingen (re-election)
6. Kjerstin Rasmussen Braathen (re-election)
7. Mari Rege (re-election)
8. Trond Straume (re-election)
9. Martin Wien Fjell (re-election)
10. Merete Hverven (re-election)
11. Helge Aasen (re-election)
12. Liv B. Ulriksen (re-election)

The following persons are elected as deputy members of Equinor ASA’s corporate assembly effective as from 15 May 2024 and until the annual general meeting in 2026:

1st deputy member: Per Axel Koch (re-election)
2nd deputy member: Cathrine Kristiseter Marti (re-election)
3rd deputy member: Bjørn Tore Markussen (new election)
4th deputy member: Elisabeth Maråk Støle (new election).”

20.

Determination of remuneration for the corporate assembly members
In accordance with the proposal from the nomination committee, the general meeting adopted the following resolution:

“The remuneration to the corporate assembly is adjusted effective from 15 May 2024 as follows:

                                  From                                        To
Chair                        NOK 143,700/annually         NOK 151,200/annually
Deputy chair            NOK 75,800/annually           NOK 79,750/annually
Members                NOK 53,250/annually           NOK 56,000/annually
Deputy members     NOK 7,670/meeting              NOK 8,070/meeting”

21.

Election of members to the nomination committee
In accordance with the proposal from the nomination committee, the general meeting adopted the following resolution:

“The following persons are elected as members of Equinor ASA’s nomination committee effective as from 15 May 2024 and until the annual general meeting in 2026:

1. Nils Morten Huseby, chair (new election)
2. Berit L. Henriksen (re-election)
3. Merete Hverven (re-election)
4. Jan Tore Føsund (re-election)”

22.

Determination of remuneration for the nomination committee members
In accordance with the proposal from the nomination committee, the general meeting adopted the following resolution:

“The remuneration to the nomination committee is adjusted effective from 15 May 2024 as follows:

                             From                                      To
Chair                  NOK 14,260/meeting           NOK 15,000/meeting
Members            NOK 10,580/meeting          NOK 11,130/meeting”

23.

Authorisation to the board of directors to acquire Equinor ASA shares in the market to continue operation of the company’s share-based incentive plans for employees
In accordance with the proposal from the board, the general meeting adopted the following resolution:

“Pursuant to Section 9-4 of the Norwegian Public Limited Liability Companies Act, the board of directors is authorised on behalf of the company to acquire Equinor shares in the market. The authorisation may be used to acquire own shares at a total nominal value of up to NOK 31,000,000.

Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the Equinor group as part of the group’s share-based incentive plans, including the long-term incentive plan.

The minimum and maximum amount that may be paid per share will be NOK 50 and NOK 1,000, respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

The authorisation is valid until 30 June 2025. This authorisation replaces, from the time of registration in the Register of Business Enterprises, the previous authorisation to acquire own shares for the company’s share-based incentive plans for employees granted by the annual general meeting on 10 May 2023.”

24.

Reduction in capital through the cancellation of own shares and the redemption of shares belonging to the Norwegian State
In accordance with the proposal from the board, the general meeting adopted the following resolution:

“As part of the implementation of the company’s share buy-back programme, the company’s share capital will be reduced by NOK 525,808,437.50 from NOK 7,507,761,512.50 to NOK 6,981,953,075.00. Of the total capital reduction amount:

(i) NOK 173,516,785.00 will be used to cancel 69,406,714 own shares, and
(ii) NOK 352,291,652.50 will be used to redeem and cancel 140,916,661 shares owned by the Norwegian State through the Ministry of Trade, Industry and Fisheries.

In addition to the capital reduction amount described in item (ii) above, the Norwegian State by the Ministry of Trade, Industry and Fisheries shall receive NOK 43,512,874,875.16, with a deduction for fourth quarter 2023 dividend of USD 0.70 per share and corresponding interest compensation. The part of the amount paid to the Norwegian State that exceeds the nominal value of the shares, shall be covered by retained earnings.

With effect from the time the capital reduction has been registered, Article 3 of the company’s Articles of Association will be amended to read as follows:

“The share capital of the company is NOK 6,981,953,075.00 divided into 2,792,781,230 shares of NOK 2.50 each.””

25.

Authorisation to the board of directors to acquire Equinor ASA shares in the market for subsequent cancellation
In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The general meeting of Equinor ASA hereby authorises the board of directors to acquire in the market, on behalf of the company, Equinor shares with a total nominal value of up to NOK 230 million.

The minimum and maximum amount that can be paid per share will be NOK 50 and NOK 1,000, respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

Own shares acquired pursuant to this authorisation may only be used for cancellation through a reduction of the company’s share capital, pursuant to the Norwegian Public Limited Liability Companies Act Section 12-1.

This authorisation is valid until the next annual general meeting, but no later than 30 June 2025.”

***** There were no further matters for discussion and the annual general meeting was closed. Stavanger, 14 May 2024

_________[Signed]___________	_________[Signed]___________	_________[Signed]___________
Jarle Roth	Georg Fredrik Rabl	Fride Seljevold Methi

Appendix 1: Overview of shares represented at the annual general meeting, either by personal or digital attendance, by advance voting or by proxy,

Appendix 2: The voting results for the individual items.

Attendance Summary report

Equinor ASA
AGM
14 May 2024

Registered Attendees:	54
Total Votes Represented:	2,594,262,942
Total Accounts Represented:	45

Total Voting Capital:	2,926,701,111
% Total Voting Capital Represented:	88,64%
Total Capital:	3,003,104,605
% Total Capital Represented:	86,39%
Company Own Shares:	76,403,494

Sub Total:	48	6	2,594,262,942
Capacity	Registered Attendees	Registered Non-Voting Attendees	Registered Votes	Accounts
Shareholder and 3rd Party Proxy (web)	45	0	2,012,239,383	45
Guest (web)	0	6
Chair of the Board with Proxy	1	0	2,149,942	498
Chair of the Board with instructions	1	0	1,430,677	13
Advance votes	1	0	578,442,940	10,216

Registrar for the company:
DNB Bank ASA

_______________________________
Signature company:
EQUINOR ASA

_______________________________

EQUINOR ASA GENERAL MEETING 14 MAY 2024

As scrutineer appointed for the purpose of the Poll taken at the General Meeting of the Members of the Company held on 14 May 2024, I HEREBY CERTIFY that the result of the Poll is correctly set out as follows:-

Issued voting shares: 2,926,701,111
	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL	% ISSUED VOTING SHARES VOTED	NO VOTES IN MEETING
3	2,592,369,207	100.00%	125,648	0.00%	336,166	2,592,831,021	88.59%	1,246
4	2,592,392,515	100.00%	112,803	0.00%	319,582	2,592,824,900	88.59%	7,367
5	2,592,390,946	100.00%	122,552	0.00%	311,395	2,592,824,893	88.59%	7,374
6	2,577,304,260	99.43%	14,645,166	0.57%	874,285	2,592,823,711	88.59%	8,556
7	2,592,439,762	100.00%	104,611	0.00%	279,825	2,592,824,198	88.59%	8,069
8	2,529,830	0.10%	2,585,673,412	99.90%	4,614,183	2,592,817,425	88.59%	14,842
9	4,402,525	0.17%	2,583,801,810	99.83%	4,618,990	2,592,823,325	88.59%	8,942
10	2,954,897	0.11%	2,585,353,289	99.89%	4,521,912	2,592,830,098	88.59%	2,169
11	15,453,464	0.60%	2,572,504,960	99.40%	4,865,774	2,592,824,198	88.59%	8,069
12	17,880,720	0.69%	2,564,386,980	99.31%	10,556,498	2,592,824,198	88.59%	8,069
13	4,912,532	0.19%	2,586,016,903	99.81%	1,894,763	2,592,824,198	88.59%	8,069
14	82,772,647	3.22%	2,489,223,089	96.78%	20,828,542	2,592,824,278	88.59%	7,989
15	167,277,612	6.46%	2,420,207,253	93.54%	5,339,413	2,592,824,278	88.59%	7,989
16	2,591,153,631	99.95%	1,221,636	0.05%	448,065	2,592,823,332	88.59%	8,935
17	2,513,138,996	97.05%	76,522,069	2.95%	3,158,539	2,592,819,604	88.59%	12,663
18	2,584,628,275	99.70%	7,815,626	0.30%	375,707	2,592,819,608	88.59%	12,659
19.2	2,590,233,963	99.92%	2,176,594	0.08%	409,047	2,592,819,604	88.59%	12,663
19.3	2,589,843,681	99.90%	2,541,836	0.10%	433,907	2,592,819,424	88.59%	12,843
19.4	2,590,195,446	99.92%	2,182,260	0.08%	431,106	2,592,808,812	88.59%	23,455
19.5	2,588,134,014	99.92%	2,128,163	0.08%	407,139	2,590,669,316	88.52%	13,009
19.6	2,588,169,741	99.92%	2,083,940	0.08%	415,635	2,590,669,316	88.52%	13,009
19.7	2,588,166,152	99.92%	2,091,417	0.08%	411,747	2,590,669,316	88.52%	13,009
19.8	2,588,166,762	99.92%	2,086,850	0.08%	415,704	2,590,669,316	88.52%	13,009
19.9	2,588,100,425	99.92%	2,145,528	0.08%	423,356	2,590,669,309	88.52%	13,016
19.10	2,590,210,982	99.92%	2,186,887	0.08%	421,382	2,592,819,251	88.59%	13,016
19.11	2,588,061,036	99.92%	2,184,160	0.08%	424,113	2,590,669,309	88.52%	13,016
19.12	2,588,158,242	99.92%	2,093,855	0.08%	417,075	2,590,669,172	88.52%	13,153
19.13	2,588,097,461	99.92%	2,150,967	0.08%	420,744	2,590,669,172	88.52%	13,153
19.14	2,588,134,905	99.92%	2,095,877	0.08%	438,390	2,590,669,172	88.52%	13,153
19.15	2,589,096,553	99.96%	1,153,262	0.04%	419,357	2,590,669,172	88.52%	13,153
19.16	2,589,231,289	99.96%	1,013,714	0.04%	424,169	2,590,669,172	88.52%	13,153
19.17	2,589,603,691	99.98%	644,656	0.02%	420,825	2,590,669,172	88.52%	13,153
20	2,589,604,569	99.98%	615,141	0.02%	449,623	2,590,669,333	88.52%	12,992
21.2	2,588,862,038	99.95%	1,306,156	0.05%	501,143	2,590,669,337	88.52%	12,988
21.3	2,588,563,379	99.94%	1,654,260	0.06%	451,533	2,590,669,172	88.52%	13,153
21.4	2,588,657,932	99.94%	1,588,563	0.06%	422,677	2,590,669,172	88.52%	13,153
21.5	2,588,751,078	99.94%	1,487,088	0.06%	431,006	2,590,669,172	88.52%	13,153
22	2,589,809,832	99.98%	392,466	0.02%	467,039	2,590,669,337	88.52%	12,988
23	2,589,553,181	99.97%	727,313	0.03%	388,815	2,590,669,309	88.52%	13,016
24	2,589,902,551	99.99%	353,261	0.01%	413,494	2,590,669,306	88.52%	13,019
25	2,582,388,353	99.69%	7,933,786	0.31%	347,005	2,590,669,144	88.52%	13,181

Registrar for the company:
DNB Bank ASA

[Signed]___________________________
Signature company:
EQUINOR ASA

[Signed]________________________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: May 14, 2024	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer